SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2011
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

Declaration of cash dividend

Dividend type	Regular (year-end) dividend

Dividends declared per share	KRW 2,410

Dividend yield ratio	5.0%

Total dividends declared (KRW)	586,150,184,040

Record date	December 31, 2010

Dividend payment date	—

Scheduled date of the annual general meeting of the shareholders	—

Date of the board resolution	January 27, 2011

Attendance of outside directors	Present: Eight of Eight

Attendance of audit committee members	Present

The above figures are based on the net profit in 2010 and subject to change pending completion of the audit by the independent auditors, as well as approval by the annual general meeting of the shareholders.

The dividend payment date is expected to be within one month from the date of the annual general meeting of the shareholders.

The date of the annual general meeting will be decided hereafter.

All of the members of KT’s audit committee are outside directors.